July 30, 2015

Patricia Roufca
Group Head of Legal, Associate Group General Counsel and Company Secretary

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice Pursuant to Section 13(r)(3) of the Securities Exchange Act of 1934, as amended (the “Act”)
Ladies and Gentlemen:
Aspen Insurance Holdings Limited (the “issuer”) hereby provides notice that disclosure of activity described in Section 13(r)(1) of the Act has been included in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the Securities and Exchange Commission on July 30, 2015. The Quarterly Report contains the information required by Section 13(r)(2) of the Act.

Respectfully submitted,

Aspen Insurance Holdings Limited

/s/ Patricia Roufca
Name: Patricia Roufca
Title: Group Head of Legal, Associate Group General Counsel and Company Secretary